Exhibit 99.1

Supplemental Discussion of Caesars Entertainment Operating Company Results

On January 28, 2008, Caesars Entertainment Corporation (“Caesars Entertainment” or “Caesars”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all-cash transaction (the “Acquisition”). A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our,” or “us”, and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $5,031.5 million face value of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.

In August 2010, in conjunction with the amendment of the CMBS financing, certain trademark assets were transferred from one of the subsidiaries of CEOC to the CMBS properties. This transfer of trademarks, with a book value of $45.3 million, was not properly recorded in the CEOC unaudited Consolidated Condensed Balance Sheets at December 31, 2010. Trademark values have been properly presented in the CEOC unaudited Consolidated Condensed Balance Sheet as of December 31, 2011 included herein. This revision resulted in a decrease in intangible assets other than goodwill and total CEOC stockholder’s deficit in the amount of the book value of the trademarks. The error, which we have determined is not material to this Exhibit 99.1 for all periods, had no impact on the CEOC’s unaudited Consolidated Condensed Statements of Operations or unaudited Consolidated Condensed Statements of Cash Flows included herein.

Subsequent to the filing of Exhibit 99.1 to Caesars Entertainment’s quarterly report on Form 10-Q for the quarter and nine-months ended September 30, 2011, we identified certain deferred tax liabilities primarily related to transaction costs incurred in connection with the Acquisition, which had been incorrectly recorded in 2008, and not properly adjusted upon the 2009 receipt of the final transaction cost reports. The net impact of correcting for this error is to reduce our deferred tax liabilities by approximately $40 million, reduce goodwill by approximately $11 million, and recognize the difference of $29.4 million as an increase to income tax benefit. There are no cash impacts as a result of this correction, and this does not materially misstate our 2011 consolidated financial statements.

OPERATING RESULTS FOR CEOC

Overall CEOC Results

The following tables represent CEOC’s unaudited Consolidated Condensed Balance Sheets as of December 31, 2011 and 2010 and its unaudited Consolidated Condensed Statements of Operations and unaudited Consolidated Condensed Statements of Cash Flows for the years ended December 31, 2011 and 2010.

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Balance Sheets

(Unaudited)

	As of December 31,
(In millions)	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$610.0	$619.1
Receivables, net of allowance for doubtful accounts of $167.8 and $181.3	431.4	344.5
Deferred income taxes	156.1	159.1
Prepayments and other current assets	143.6	129.0
Inventories	34.3	38.7

Total current assets	1,375.4	1,290.4
Property and equipment, net of accumulated depreciation of $2,073.1 and $1,532.7	12,260.3	12,426.0
Goodwill	1,723.5	1,731.5
Intangible assets other than goodwill	3,998.5	4,153.7
Investments in and advances to non-consolidated affiliates	90.2	85.3
Restricted cash	377.1	—
Deferred charges and other	532.7	605.3

	$20,357.7	$20,292.2

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities
Accounts payable	$260.5	$218.9
Interest payable	193.1	205.3
Accrued expenses	752.3	765.7
Current portion of long-term debt	40.4	55.6

Total current liabilities	1,246.3	1,245.5
Long-term debt	15,591.0	14,405.2
Notes payable to affiliate	322.1	500.0
Deferred credits and other	870.7	893.5
Deferred income taxes	3,460.8	3,828.1

	21,490.9	20,872.3

Total CEOC stockholder’s deficit	(1,175.2)	(618.7)
Non-controlling interests	42.0	38.6

Total stockholder’s deficit	(1,133.2)	(580.1)

	$20,357.7	$20,292.2

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Statements of Operations

(Unaudited)

	Year Ended December 31,
(In millions)	2011	2010
Revenues
Casino	$5,408.1	$5,646.1
Food and beverage	1,033.1	1,012.4
Rooms	754.8	704.8
Management fees	35.8	39.1
Other	478.7	438.9
Less: casino promotional allowances	(906.5)	(985.2)

Net revenues	6,804.0	6,856.1

Operating expenses
Direct
Casino	3,102.5	3,289.8
Food and beverage	422.1	385.5
Rooms	171.3	154.7
Property, general, administrative, and other	1,516.4	1,499.0
Depreciation and amortization	556.1	573.2
Write-downs, reserves, recoveries, and project opening costs	91.9	123.8
Impairment of goodwill and other non-amortizing intangible assets	11.0	193.0
Loss/(income) on interests in non-consolidated affiliates	6.9	3.7
Corporate expense	120.9	107.5
Acquisition and integration costs	3.5	12.8
Amortization of intangible assets	97.1	101.3

Total operating expenses	6,099.7	6,444.3

Income/(loss) from operations	704.3	411.8
Interest expense, net of interest capitalized	(2,030.9)	(1,782.0)
(Losses)/gains on early extinguishments of debt	—	(4.7)
Other income, including interest income	24.1	40.9

(Loss)/income before income taxes	(1,302.5)	(1,334.0)
Benefit/(provision) for income taxes	533.5	490.9

Net (loss)/income	(769.0)	(843.1)
Less: net income attributable to non-controlling interests	(10.4)	(8.0)

Net (loss)/income attributable to CEOC	$(779.4)	$(851.1)

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Statements of Cash Flows

(Unaudited)

	Year Ended December 31,
(In millions)	2011	2010
Cash flows used in operating activities	$(235.7)	$(207.9)

Cash flows from investing activities
Acquisitions of property and equipment, net of change in construction payables	(248.9)	(135.4)
Change in restricted cash	(417.0)	—
Payments to acquire businesses, net of transaction costs and cash acquired	—	(30.6)
Purchase of additional interests in subsidiary	—	(19.5)
Payments made to acquire certain gaming rights	(22.7)	(16.5)
Investments in/advances to non-consolidated affiliates and other	(76.0)	(64.0)
Other	(3.6)	8.6

Cash flows used in investing activities	(768.2)	(257.4)

Cash flows from financing activities
Proceeds from the issuance of long-term debt	863.8	780.8
Debt issuance costs and fees	(18.1)	(18.2)
Borrowings under lending agreements	358.0	1,175.0
Repayments under lending agreements	(203.0)	(1,625.8)
Cash paid for early extinguishments of debt	(17.5)	(219.9)
Scheduled debt retirements	(43.7)	(237.0)
Purchase of additional interests in subsidiary	—	—
Intercompany note borrowings, net of repayments	63.4	682.4
Other	(8.1)	(21.7)

Cash flows provided by financing activities	994.8	515.6

Net (decrease)/increase in cash and cash equivalents	(9.1)	50.3
Cash and cash equivalents, beginning of period	619.1	568.8

Cash and cash equivalents, end of period	$610.0	$619.1

REGIONAL AGGREGATION

The executive officers of our Company review operating results, assess performance, and make decisions related to the allocation of resources on a property-by-property basis. We believe, therefore, that each property is an operating segment and that it is appropriate to aggregate and present the operations of our Company as one reportable segment. To provide more meaningful information than would be possible on a consolidated basis, our casino properties (as of December 31, 2011 or otherwise noted below) have been grouped into seven regions as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Bally’s Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Caesars Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall & Saloon Planet Hollywood Resort & Casino (a)	Harrah’s Chester (g)	Grand Biloxi Harrah’s Tunica Horseshoe Tunica Tunica Roadhouse Hotel & Casino	Horseshoe Council Bluffs/Bluffs Run

Illinois/Indiana	Other Nevada	Managed, International, and Other
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin (d)
Harrah’s Joliet (c)	Harrah’s Lake Tahoe	Harrah’s Cherokee (d)
Horseshoe Hammond	Harveys Lake Tahoe	Harrah’s Rincon (d)
Harrah’s Metropolis		Conrad Punta del Este (b)
Casino Windsor (e)
London Clubs International (f)

(a)	Acquired February 2010.
(b)	We have an approximately 95% ownership interest in and manage this property.
(c)	We have an 80% ownership interest in and manage this property.
(d)	Managed.
(e)	We have a 50% ownership interest in Windsor Casino Limited, which operates this property. The province of Ontario owns the complex.
(f)	We own, operate, or manage 10 casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70% ownership interest in and manage one casino club in South Africa.
(g)

At December 31, 2011, we had a 95% ownership interest in, and we manage this property. In February 2012, we purchased an additional 4.5% interest, bringing our total ownership interest in this property to 99.5%.

CONSOLIDATED OPERATING RESULTS

			Percentage
($ in millions)	2011	2010	Favorable/ (Unfavorable)
Casino revenues	$5,408.1	$5,646.1	(4.2)%
Net revenues	6,804.0	6,856.1	(0.8)%
Income/(loss) from operations	704.3	411.8	71.0%
Net (loss)/income attributable to CEOC	(779.4)	(851.1)	8.4%
Operating margin**	10.4%	6.0%	4.4 pts

*	Not meaningful
**	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Year ended December 31, 2011 compared to December 31, 2010

CEOC’s net revenues for 2011 were $6,804.0 million, a decrease of $52.1 million, or 0.8% from 2010, as favorable results in Las Vegas and from our international businesses were unable to offset revenue declines at properties in the Midwest and Atlantic City.

For 2011, income from operations increased $292.5 million, or 71.0%, to $704.3 million from 2010. This increase was due mainly to a $182.0 million decrease from 2010 in impairment charges related to goodwill and other non-amortizing intangible assets, the effects of cost-reduction efforts under cost savings programs, including Project Renewal, and a $31.9 million reduction in write-downs, reserves, recoveries, and project opening costs.

Net loss attributable to CEOC for 2011 decreased 8.4% to $779.4 million from $851.1 million in 2010, due primarily to higher income from operations and an increase in the benefit for income taxes, partially offset by higher interest expense in 2011, due mainly to certain interest rate swaps no longer qualifying for hedge accounting, and gains on the early extinguishment of debt recognized in 2010 that were not as significant in 2011.

Performance Metrics

The Company measures its performance in part through tracking of trips by rated customers, which means a customer whose gaming activity is tracked through our Total Rewards customer-loyalty system (“trips”), and by spend per rated customer trip (“spend per trip”). A trip is created by a Total Rewards card holder engaging in one or more of the following activities while at one of our properties: (1) hotel stay, (2) gaming activity, or (3) a comp redemption, which means the receipt of a complimentary item given out by our casinos. In markets where we have multiple properties, customers often engage in trip generating activities at more than one property in a day. In these instances, we consider the market as a whole and do not count multiple trips. Customer spend means the cumulative rated theoretical spend (which is the amount of money expected to be retained by the casino based upon the mathematics underlying the particular game as a fraction of the amount of money wagered by the customer) across all game types for a specific customer. For the Atlantic City region, the Company refers to customers that stay at a hotel in one of our properties as lodgers and customers that may play at a casino located in one of our properties but do not stay at a hotel at such property as non-lodgers.

The following table reflects the percentage increase/(decrease) in trips and spend per trip for the U.S. regions for 2011 as compared to 2010.

	Trips	Spend per Trip
Consolidated CEOC	(7.5)%	4.0%
Las Vegas region	5.1%	6.5%
Atlantic City region:
Lodgers	(0.7)%	(3.1)%
Non-lodgers	(5.6)%	(1.3)%
All other regions	(10.0)%	3.4%

For 2011, trips on a consolidated CEOC basis declined from 2010 due to (i) new competition in the Atlantic City, Iowa/Missouri, and Illinois/Indiana regions, (ii) reduced access to one of our properties due to a bridge closure in the Illinois/Indiana region beginning in the first week of September 2011 that reopened in February 2012, (iii) temporary closures in the Atlantic City region during the third quarter of 2011 due to Hurricane Irene, (iv) temporary closures of seven properties in the Illinois/Indiana and Louisiana/Mississippi regions during the first half of 2011 due to flooding and severe weather conditions, and (v) the impact of marketing programs on trip frequency of certain customer segments in all U.S. regions. These decreases in trips were partially offset by an increase in trips for the Las Vegas region during 2011.

On a consolidated CEOC basis, cash average daily room rates for 2011 increased to $96 from $90, an increase of 7.2%. Total occupancy percentages increased 0.9 percentage points when compared to 2010.

REGIONAL OPERATING RESULTS

Las Vegas Region

			Percentage
			Favorable/ (Unfavorable)
($ in millions)	2011	2010
Casino revenues	$850.3	$793.7	7.1%
Net revenues	1,601.4	1,441.1	11.1%
Income/(loss) from operations	270.6	162.5	66.5%
Operating margin**	16.9%	11.3%	5.6 pts

*	Not meaningful
**	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Strengthening fundamentals in the overall Las Vegas market and the international, high-end gaming segment positively impacted the Company’s results in the region. Increases in trips, spend per trip, cash average daily room rates, and total occupancy contributed to a $160.3 million, or 11.1% increase in the Las Vegas region net revenues for 2011 from 2010. Hotel revenues in the region increased 14.2%, cash average daily room rates increased 8.5% to $98 from $90 and total occupancy percentages rose 3.8 percentage points for 2011, marking our highest occupancy percentage in the Las Vegas region in six years. For 2011, income from operations increased $108.1 million, or 66.5%, due to the impact of increased revenues and a decrease in remediation costs related to the properties in the region.

The opening of the 662-room Octavius Tower in early January 2012 marked the substantial completion of the $860 million Caesars Palace expansion announced in 2007. In addition to the tower, the expansion included 110,000-square-feet of additional meeting and convention space, three 10,000-square-foot luxury villa suites and an expanded pool and garden area.

During 2011, we also commenced construction on Project Linq, a dining, entertainment, and retail development between our Flamingo and Imperial Palace casinos, on the east side of the Las Vegas Strip, which is scheduled to open in phases in mid to late 2013. The financing related to these projects is discussed more fully in the “Liquidity and Capital Resources” section that follows herein.

Atlantic City Region

			Percentage
			Favorable/ (Unfavorable)
($ in millions)	2011	2010
Casino revenues	$1,209.5	$1,295.2	(6.6)%
Net revenues	1,369.2	1,417.6	(3.4)%
Income/(loss) from operations	49.4	33.5	47.5%
Operating margin**	3.6%	2.4%	1.2 pts

*	Not meaningful
**	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Atlantic City region net revenues declined $48.4 million, or 3.4%, for 2011 from 2010 due to declines in trips and spend per trip in both lodger and non-lodger segments. Trip declines resulted from temporary closures of the properties in the region during the third quarter of 2011 due to Hurricane Irene, the continued effect of competition from new casinos and the mid-2010 introduction of table games in the Pennsylvania market. Income from operations increased $15.9 million or 47.5%, for 2011 from 2010 due to lower revenues, which was mostly offset by reduced property operating expenses as a result of our cost-reduction activities.

Louisiana/Mississippi Region

			Percentage
			Favorable/ (Unfavorable)
($ in millions)	2011	2010
Casino revenues	$1,012.0	$1,096.4	(7.7)%
Net revenues	1,104.4	1,193.4	(7.5)%
Income from operations	122.0	69.9	74.5%
Operating margin**	11.0%	5.9%	5.1 pts

**	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Louisiana/Mississippi region net revenues decreased $89.0 million, or 7.5%, for 2011 from 2010 due to a decrease in trips, which were negatively impacted by the temporary closure of three properties in the region in the first half 2011 due to flooding and severe weather conditions. Income from operations increased $52.1 million, or 74.5%, in 2011 from 2010. This increase was due mainly to reduced property operating expenses and a $48.0 million decrease from 2010 in impairment charges related to goodwill and other non-amortizing intangible assets, offset by the impact of lower revenues. Certain costs incurred during 2011 in connection with the closures of several properties due to flooding were not expensed but instead have been recovered from, or recorded as receivables from, third-party insurance providers.

Iowa/Missouri Region

			Percentage
			Favorable/ (Unfavorable)
($ in millions)	2011	2010
Casino revenues	$678.3	$688.4	(1.5)%
Net revenues	724.4	735.4	(1.5)%
Income from operations	180.9	171.0	5.8%
Operating margin**	25.0%	23.3%	1.7 pts

**	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Iowa/Missouri region net revenues declined $11.0 million, or 1.5%, for 2011 from 2010 as the impact of higher spend per trip was more than offset by lower trips largely resulting from modifications to marketing programs to certain customer segments. For 2011, income from operations increased $9.9 million, or 5.8%, from 2010. This increase was due mainly to a $9.0 million decrease from 2010 in impairment charges related to goodwill and other non-amortizing intangible assets, while the decrease in net revenues was offset by lower property operating expenses as a result of our cost reduction activities.

Illinois/Indiana Region

			Percentage Favorable/ (Unfavorable)
($ in millions)	2011	2010
Casino revenues	$1,010.9	$1,152.9	(12.3)%
Net revenues	1,059.5	1,160.1	(8.7)%
Income/(loss) from operations	145.8	119.0	22.5%
Operating margin**	13.8%	10.3%	3.5 pts

*	Not meaningful
**	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Illinois/Indiana region net revenues decreased $100.6 million, or 8.7%, for 2011 from 2010, as trips declined due to the impact of temporary closures of four properties in the first half of 2011 as a result of flooding and severe weather conditions, reduced access to one of our properties in the region resulting from a bridge closure beginning in the first week of September 2011 that reopened in February 2012, and new competition. Income from operations for 2011 increased $26.8 million, or 22.5%, to $145.8 million from $119.0 million in 2010. This increase was primarily due to lower property operating expenses and a $58.0 million decrease from 2010 in impairment charges related to goodwill and other non-amortizing intangible assets, partially offset by the impact of lower revenues and a favorable $23.5 million property tax adjustment recorded in the fourth quarter of 2010 that did not recur in 2011.

Other Nevada Region

			Percentage Favorable/ (Unfavorable)
($ in millions)	2011	2010
Casino revenues	$228.4	$231.5	(1.3)%
Net revenues	306.2	307.6	(0.5)%
Income/(loss) from operations	28.2	(28.7)	*
Operating margin**	9.2%	(9.3)%	*

*	Not meaningful
**	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues in our Other Nevada region for 2011 decreased slightly from 2010, due to a decrease in trips and spend per trip. Income/(loss) from operations improved by $56.9 million for 2011 from 2010 primarily due to a $49.0 million decrease in impairment charges related to goodwill and other non-amortizing intangible assets, and lower property operating expenses.

Managed, International and Other

Managed, International and Other results include our three Managed, Indian-owned casinos and Thistledown Racetrack, the results of our International properties, and Other, which is comprised of corporate expenses, including administrative, marketing and development costs; and income from certain non-consolidated affiliates.

			Percent Favorable/ (Unfavorable)
($ in millions)	2011	2010
Net revenues
Managed	$48.1	$43.9	9.6%
International	462.1	431.1	7.2%
Other	128.7	125.9	2.2%

Total net revenues	$638.9	$600.9	6.3%

(Loss)/income from operations
Managed	$6.0	$11.9	(49.6)%
International	38.8	10.5	*
Other	(137.4)	(137.8)	0.3%

Total loss from operations	$(92.6)	$(115.4)	19.8%

Operating margin**
Managed	12.5%	27.1%	(14.6	) pts
International	8.4%	2.4%	6.0	pts
Other	(106.8)%	(109.5)%	2.7	pts

Total operating margin	(14.5)%	(19.2)%	4.7	pts

*	Not meaningful
**	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues in the Managed, International, and Other businesses, for 2011, increased $38.0 million, or 6.3%, from 2010 due mainly to increases in spend per trip at the Company’s Uruguay and London Clubs properties. Net revenues for 2011 increased despite declines experienced by our two properties in Egypt due to uprisings earlier in the year. Loss from operations decreased $22.8 million, or 19.8%, from 2010, mainly due to the strong performance of our international businesses and a $12.0 million decrease from 2010 in impairment charges related to goodwill and other non-amortizing intangible assets, partially offset by lower results at Thistledown Racetrack.

OTHER FACTORS AFFECTING NET INCOME

			Percentage
Expense/(Income)			Favorable/ (Unfavorable)
($ in millions)	2011	2010
Write-downs, reserves, recoveries, and project opening costs	$91.9	$123.8	25.8%
Impairment of goodwill and other non-amortizing intangible assets	11.0	193.0	*
Corporate expense	120.9	107.5	(12.5)%
Amortization of intangible assets	97.1	101.3	4.1%
Interest expense, net of interest capitalized	2,030.9	1,782.0	(14.0)%
Losses/(gains) on early extinguishments of debt	—	4.7	*
Other income, including interest income	(24.1)	(40.9)	(41.1)%
(Benefit)/provision for income taxes	(533.5)	(490.9)	8.7%

*	Not meaningful

Write-downs, reserves, recoveries, and project opening costs

Given the nature of the transactions included within write-downs, reserves, recoveries, and project opening costs, these amounts are not expected to be comparable from year-to-year, nor are the amounts expected to follow any particular trend.

Write-downs, reserves, recoveries, and project opening costs for 2011 decreased $31.9 million, or 25.8%, driven primarily by a $15.2 million reduction in remediation costs associated with Las Vegas properties and $77.2 million in 2010 expense that did not recur in 2011, consisting of a $52.2 million write-down of a note receivable related to a venture for development of a casino project in Philadelphia, Pennsylvania, and a $25.0 million expense related to a previously disclosed contingency. These reductions were partially offset by a $44.7 million increase in 2011 costs associated with identification and implementation of our efficiency projects, and 2011 charges of $28.2 million to write off specific assets as a result of the termination of a development stage project in Spain.

Impairment of goodwill and other non-amortizing intangible assets

Each year, we perform a preliminary annual impairment assessment of goodwill and other non-amortizing intangible assets as of September 30. In the fourth quarter of each year, we update our preliminary assessment, once we finalize the long-term operating plan for the next fiscal year and certain other assumptions. We perform assessments more frequently if impairment indicators exist.

Our preliminary annual impairment assessment as of September 30, 2011 did not result in any impairment charges. We finalized our annual impairment assessment during the fourth quarter of 2011 and, as a result of the final assessment, we recorded an impairment charge of $11.0 million, primarily as a result of adjustments to our long-term operating plan.

During 2010, due to the relative impact of weak economic conditions on certain properties in the Other Nevada and Louisiana/Mississippi regions, we performed an interim impairment assessment of goodwill and certain non-amortizing intangible assets for impairment during the second quarter, which resulted in an impairment charge of $100.0 million. During the third quarter, we completed a preliminary annual assessment of goodwill and other non-amortizing intangible assets as of September 30, which resulted in an impairment charge of $44.0 million. We finalized our annual assessment during the fourth quarter, and as a result of the final assessment, we recorded an impairment charge of $49.0 million, which brought the aggregate charges recorded for 2010 to $193.0 million.

Corporate Expense

Corporate expense increased in 2011 from the comparable period in 2010 due primarily to increases in variable compensation accruals.

Amortization of intangible assets

Amortization of intangible assets was lower in 2011 when compared to 2010, due to lower intangible asset balances as a result of certain contract rights being fully amortized during 2011.

Interest Expense, net of interest capitalized

Interest expense, net of interest capitalized, increased by $248.9 million for 2011, compared to the same period in 2010. Interest expense, net of interest capitalized, is reported net of interest capitalized of $22.7 million and $1.3 million for 2011 and 2010, respectively. The majority of the interest capitalized in 2011 relates to the completion of the Octavius Tower at Caesars Palace Las Vegas. Prior to the consideration of interest capitalized, interest expense increased by $270.3 million for 2011, compared to the same period in 2010 due primarily to removing the cash flow hedging designation for all swap agreements and reclassifying $183.2 million of deferred losses recorded in Accumulated Other Comprehensive Loss (“AOCL”) to interest expense as well as additional interest expense associated with new debt issuances. Interest expense for 2011, as a result of interest rate swap agreements and interest rate cap agreement, includes (i) $56.7 million of gains due to measured ineffectiveness for derivatives designated as hedging instruments; (ii) $15.5 million of gains due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $238.6 million of expense due to amortization and reclassification of deferred losses frozen in AOCL.

Other income, including interest income

As a result of the cancellation of our debt investment in certain predecessor entities of PHW Las Vegas in exchange for the equity of PHW Las Vegas, the Company recognized a gain of $7.1 million to adjust our investment to reflect the estimated fair value of consideration paid for the acquisition. This gain is reflected in other income, including interest income, in our Condensed Combined Statement of Operations for the year ended December 31, 2010. In addition, other income for all periods presented included insurance policy proceeds related to the Company’s deferred compensation plan.

(Benefit)/provision for income taxes

For 2011, we recorded an income tax benefit of $533.5 million on loss before income taxes of $1,302.5 million, compared with an income tax benefit of $490.9 million on loss before income taxes of $1,334.0 million for 2010.

The income tax benefit for 2011 was impacted by (i) a deferred tax benefit of $29.4 million from the correction of an error in the deferred tax liabilities primarily relating to transaction costs incurred in connection with the acquisition in 2008 that were incorrectly recorded in 2008 and not properly adjusted upon the 2009 receipt of the final transaction cost reports, (ii) state deferred tax benefits resulting from the reorganization of certain of the Company’s state operations, and (iii) other discrete items. The income tax benefit for 2010 was favorably impacted by the effects of state income tax benefits and other discrete items.

Beginning in 2012, income tax benefits are projected to be lower than in 2010 and 2011 as a result of state operating losses which will not be tax benefited starting in 2012. The Company estimates that the projected effective tax benefit rate will be 3% to 4% lower due to these reduced state income tax benefits.

Under the American Recovery and Reinvestment Act of 2009, or the ARRA, the Company received temporary federal tax relief under the Delayed Recognition of Cancellation of Debt Income, or CODI, rules. The ARRA contains a provision that allowed for a deferral for tax purposes of CODI for debt reacquired in 2009 and 2010, following by recognition of CODI ratably from 2014 to 2018. In connection with the debt that the Company reacquired in 2009 and 2010, the Company deferred related CODI of $3.6 billion for tax purposes (net of Original Issue Discount (“OID”) interest expense, some of which must also be deferred to 2014 through 2018 under the ARRA). The Company is required to include one-fifth of the deferred CODI, net of deferred and regularly scheduled OID, in taxable income each year from 2014 through 2018. For state income tax purposes, certain states have conformed to the Act and others have not.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Caesars Entertainment has undertaken comprehensive cost-reduction efforts to right size expenses with business levels. In the fourth quarter of 2010, Caesars embarked on a reorganization they referred to as “Project Renewal,” an initiative designed to reinvent certain aspects of Caesars’ functional and operating units to gain significant further cost reductions and streamline its operations. As part of Project Renewal, Caesars’ implemented a shared-services organization that will enable more efficient decision making and sharing of best practices. Caesars anticipates that it will have a permanently lower cost structure and will benefit from greater concentration of specified talent and quicker decision making.

In accordance with our shared services agreement with Caesars Entertainment, we estimate that Project Renewal and previous cost-savings programs produced $188.2 million in incremental cost savings for 2011 when compared to prior year. Additionally, as of December 31, 2011, we estimate that, once fully implemented, these cost-savings programs will produce additional annual cost savings of $138.8 million.

Capital Spending and Development

In addition to the development and expansion projects discussed in the “Regional Operating Results” section, we incur capital expenditures in the normal course of business and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Our capital spending for the year ended December 31, 2011 totaled $248.9 million, which includes an increase of $21.0 million of construction payables.

Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities while cash used for development projects, including projects currently under development as well as additional projects being pursued, is expected to be funded from established debt programs, specific project financing, and additional debt offerings. Estimated total capital expenditures for 2012, including 2012 expenditures associated with Project Linq, are expected to be between $540.0 million and $580.0 million.

Liquidity

Our cash and cash equivalents, excluding restricted cash, totaled $610.0 million at December 31, 2011 compared to $619.1 million at December 31, 2010.

Subsequent to the filing of Exhibit 99.1 to our annual report on Form 10-K/A for the year ended December 31, 2010, in the first quarter of 2011 we determined that approximately $16.5 million reported as cash and cash equivalents as of December 31, 2010 should have been reported as either current or non-current restricted cash of CEOC at that date. At December 31, 2011 CEOC has $451.9 million of current and non-current restricted cash, which is included in our Unaudited Consolidated Balance Sheet as $42.9 million of prepayments and other current assets and $409.0 million of restricted cash, respectively. Restricted cash consists of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as real estate taxes, property insurance, and capital improvements. The Unaudited Condensed Consolidated Statement of Cash Flows for CEOC for the year ended December 31, 2011 includes $417.0 million of investing cash outflows for the funding of restricted cash balances, including the $16.5 million of restricted cash funded prior to 2011. Management determined that reclassifying the cash balances on the balance sheet and reporting the aggregate investing cash outflows was not a material correction of Exhibit 99.1 to our 2010 financial statements and does not materially misstate our 2011 financial statements.

We are a highly leveraged company and a significant amount of our liquidity needs are for debt service. As of December 31, 2011, we had $15,953.5 million book value of indebtedness outstanding and cash paid for interest for the year ended December 31, 2011 was $1,584.2 million. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or, if necessary, additional debt or equity offerings. We do not expect that any new financing is required to meet our obligations during the next 12 months.

Our operating cash inflows are used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business. From time to time, we retire portions of our outstanding debt through open market purchases, privately negotiated transactions, or otherwise, using available cash on hand or established debt programs.

In addition to cash flows from operations, available sources of cash include amounts available under our current revolving credit facility. At December 31, 2011, our additional borrowing capacity under the credit facility was $938.2 million.

Our ability to fund our operations, pay our debt obligations, and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations, and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next 12 months and to fund capital expenditures.

On February 3, 2012, Chester Downs and Marina, LLC (“Chester Downs”), a wholly-owned subsidiary of CEOC, issued $330.0 million aggregate principal amount of 9.25% senior secured notes due 2020 through a private placement. Chester Downs used $232.4 million of the proceeds of the notes to repay its existing term loan plus accrued interest and a prepayment penalty. The remaining proceeds were used to make a distribution to Chester Downs’ managing member, Harrah’s Chester Downs Investment Company, LLC, a wholly-owned subsidiary of CEOC, and for other general corporate purposes.

In February 2012, Caesars Operating Escrow LLC and Caesars Escrow Corporation, wholly owned subsidiaries of CEOC, completed the offering of $1,250.0 million aggregate principal amount of 8.5% senior secured notes due 2020, the proceeds of which were placed into escrow. On March 1, 2012, the escrow conditions were satisfied and CEOC assumed the notes. CEOC used $1,095.6 million of the net proceeds from this transaction to repay a portion of its credit facilities in connection with the amendment discussed below.

On March 1, 2012, CEOC entered into an amendment to its outstanding senior secured credit agreement, to, among other things, (i) extend the maturity of B-1, B-2 and B-3 term loans held by consenting lenders from January 28, 2015 to January 28, 2018 and increase the interest rate with respect to such extended term loans (the “Term B-6 Loans”); (ii) convert original maturity revolver commitments held by consenting lenders to Term B-6 Loans and promptly following such conversion, repay Term B-6 Loans held by any consenting lender in an amount equal to 10% of the amount of revolver commitments that such lender elected to convert; (iii) extend the maturity of original maturity revolver commitments held by consenting lenders who elect not to convert their commitments to term loans, from January 28, 2014 to January 28, 2017 and increase the interest rate and the undrawn commitment fee with respect to such extended revolver commitments and upon the effectiveness of such extension, terminate 20% of extended revolver commitments on a pro rata basis; and (iv) modify certain other provisions of the credit facilities. In addition to the foregoing, the CEOC may elect to extend and/or convert additional term loans and/or revolver commitments from time to time.

After giving effect to the credit agreement amendment, there are $2,113.1 million of existing B-1, B-2 and B-3 term loans outstanding with a maturity of January 28, 2015, $1,862.9 million of extended Term B-6 Loans outstanding with a maturity of January 28, 2018, $25.0 million of extended revolver commitments with a maturity of January 28, 2017 and $1,104.5 million of existing revolving commitments outstanding with a maturity of January 28, 2014. The Term B-6 Loans will have a springing maturity to April 14, 2017 if more than $250.0 million of the Company’s 11.25% Senior Secured Notes due 2017 remain outstanding on April 14, 2017. As part of the amendment, CEOC’s existing tranche of $1,222.7 million of B-5 term loans maturing on January 28, 2018 was also modified to provide for the same springing maturity that applies to the Term B-6 Loans.

The following table summarizes the annual maturities of the face value of our long-term debt as of December 31, 2011, and after consideration of the 2012 debt offerings and the credit agreement amendment discussed above.

(in millions)	2012	2013	2014	2015	2016	Thereafter	Total

Actual (1)	$45.3	$170.7	$516.0	$6,519.4	$2,181.5	$9,655.6	$19,088.5
As adjusted (1)	23.5	148.9	494.2	3,661.6	2,023.8	13,062.0	19,414.0

(1)	Maturities assume the extension of PHW Las Vegas senior secured loan from 2013 to 2015.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Capital Resources

The majority of our long-term debt is due in 2015 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or, if necessary, additional debt offerings.

The following table presents our outstanding debt, including intercompany debt as of December 31, 2011 and 2010:

Detail of Debt (dollars in millions)	Final Maturity	Rate(s) at Dec 31, 2011	Face Value at Dec 31, 2011	Book Value at Dec 31, 2011	Book Value at Dec. 31, 2010
Credit Facilities and Secured Debt
Term Loans
Term Loans B1-B3	2015	3.29%-3.58%	$5,000.5	$5,000.5	$5,815.1
Term Loan B4	2016	9.50%	980.0	961.2	968.3
Term Loan B5	2018	4.67%	1,222.7	1,218.2	—
Revolving Credit Facility	2014	4.75%	155.0	155.0	—
Senior Secured Notes	2017	11.25%	2,095.0	2,054.6	2,049.7
Second-Priority Senior Secured Notes	2018	12.75%	750.0	742.1	741.3
Second-Priority Senior Secured Notes	2018	10.00%	4,553.1	2,131.2	2,033.3
Second-Priority Senior Secured Notes	2015	10.00%	214.8	164.2	156.2
Chester Downs term loan	2016	12.38%	229.9	221.3	237.5
PHW Las Vegas senior secured loan	2015*	3.14%	515.6	417.9	423.8
Linq/Octavius Senior Secured Loan	2017	9.25%	450.0	445.9	—
Other, various maturities	Various	4.25%-6.0%	—	—	1.4
Subsidiary-guaranteed debt
Senior Notes	2016	10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018	10.75%/11.5%	11.7	11.7	10.5
Unsecured Senior Debt
5.375%	2013	5.375%	125.2	108.6	101.6
7.0%	2013	7.0%	0.6	0.6	0.6
5.625%	2015	5.625%	791.8	624.9	588.8
6.5%	2016	6.5%	573.2	439.3	418.5
5.75%	2017	5.75%	538.8	375.7	357.9
Floating Rate Contingent Convertible Senior Notes	2024	0.40%	0.2	0.2	0.2
Other Unsecured Borrowings
5.3% special improvement district bonds	2037	5.3%	65.7	65.7	67.1
LIBOR plus 3.0% **	2014	3.28%	322.1	322.1	500.0
Other	Various	Various	0.4	0.4	1.0
Capitalized Lease Obligations
1.10%-9.49%	to 2014	1.10%-9.49%	13.6	13.6	9.4

Total debt			19,088.5	15,953.5	14,960.8
Current portion of long-term debt			(45.3)	(40.4)	(55.6)

Long-term debt			$19,043.2	$15,913.1	$14,905.2

*	On October 26, 2011, we exercised the option to extend the PHW Las Vegas senior secured loan to 2013. The loan contains an additional extension option to move its maturity from 2013 to 2015, subject to certain conditions described below.
**	Note payable to Caesars Entertainment.

Book values of debt as of December 31, 2011 are presented net of unamortized discounts, net of unamortized premiums, of $3,135.0 million. As of December 31, 2010, book values are presented net of unamortized discounts of $3,333.8 million.

Our current maturities of debt include required interim principal payments on certain Term Loans, the Chester Downs term loans, the special improvement district bonds, and capitalized lease obligations.

As of December 31, 2011, aggregate annual principal maturities for the four years subsequent to 2012, assuming all conditions to extending the maturity of the PHW Las Vegas senior secured loan are met and such maturity is extended, were as follows: 2013, $170.7 million; 2014, $516.0 million; 2015, $6,519.4 million; and 2016, $2,181.5 million.

In August 2008, Caesars Entertainment Corporation and CEOC entered into an agreement whereby Caesars Entertainment established a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $200.0 million outstanding at any time. During the fourth quarter 2010, the maximum principal amount was increased to $500.0 million outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0%. Interest is payable annually in arrears or, at CEOC’s election such interest may be added to the loan balance owed to Caesars Entertainment. There was $500.0 million outstanding under the agreement at December 31, 2010. On February 24, 2011, the CEC Board of Directors approved an increase in the maximum amount to $750.0 million. During 2011, Caesars Entertainment contributed $220.8 million of the previously outstanding loan balance resulting in a non-cash transaction that increased Caesars Entertainment’s equity in CEOC. Additionally, Caesars Entertainment transferred certain trademark assets to CEOC resulting in a non-cash transaction of $20.5 million. The above non-cash transactions combined with cash proceeds from intercompany borrowings resulted in a net reduction of approximately $177.9 million during 2011, and $322.1 million outstanding under the agreement at December 31, 2011.

Credit Agreement

In connection with the Acquisition, CEOC entered into the senior secured credit facilities (the “Credit Facilities”). This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly-owned subsidiaries.

On May 20, 2011, CEOC amended its Credit Facilities to, among other things: (i) allow CEOC to buy back loans from individual lenders at negotiated prices at any time, which may be less than par, (ii) allow CEOC to extend the maturity of term loans or revolving commitments, as applicable, and for CEOC to otherwise modify the terms of loans or revolving commitments in connection with such an extension, and (iii) modify certain other provisions of the credit facilities. CEOC also extended its Credit Facilities by (i) converting $799.4 million of B-1, B-2 and B-3 term loans held by consenting lenders to B-5 term loans with an extended maturity date of January 28, 2018 and a higher interest rate with respect to such extended term loans (the “Extended Term Loans”) and (ii) converting $423.3 million of revolver commitments held by consenting lenders into Extended Term Loans.

As of December 31, 2011, our Credit Facilities provide for senior secured financing of up to $8,410.0 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of $7,203.2 million with $5,000.5 million maturing on January 28, 2015, $980.0 million maturing on October 31, 2016 (the $980.0 million borrowing defined as the “Incremental Loans”), and $1,222.7 million maturing on January 28, 2018 and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,206.8 million, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $5.9 million, with the balance due at maturity. A total of $7,358.2 million face amount of borrowings were outstanding under the Credit Facilities as of December 31, 2011, with $113.5 million of the revolving credit facility committed to outstanding letters of credit. After consideration of these borrowings and letter of credit commitments, $938.2 million of additional borrowing capacity was available to the Company under its revolving credit facility as of December 31, 2011.

On March 1, 2012, CEOC amended its Credit Facilities.

PHW Las Vegas senior secured loan

In February 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, which owns the Planet Hollywood Resort and Casino located in Las Vegas, Nevada. In connection with this transaction, PHW Las Vegas assumed a $554.3 million, face value, senior secured loan, and a subsidiary of CEOC canceled certain debt issued by PHW Las Vegas’ predecessor entities. The outstanding amount is secured by the assets of PHW Las Vegas and is non-recourse to other subsidiaries of the Company.

In connection with the transaction and the assumption of debt, PHW Las Vegas entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). On October 26, 2011, we exercised the option to extend the PHW Las Vegas senior secured loan to 2013. The loan contains an additional extension option which if exercised, would extend its maturity until April 2015. The conditions to extend the maturity date are (i) no default or event of default on the date that notice of the extension is given and on the first extended maturity date of December 9, 2013, (ii) notice of the election of the extension, (iii) the purchase of an interest rate cap (or provision of an acceptable alternative letter of credit or other support) with a strike price such that our Debt

Service Coverage Ratio is at least 1.10:1.00 as of the first extended maturity date, and (iv) the ratio of (a) the Adjusted Net Cash Flow (defined as gross income from operations less operating expenses less 3% of gross income from operations) for the trailing twelve calendar month period to (b) the outstanding principal balance of the loan as of the first extended maturity date is not less than 9%.

PHW Las Vegas is an unrestricted subsidiary of CEOC and therefore not a borrower under CEOC’s Credit Facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.

PHW Las Vegas may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender. PHW Las Vegas is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to PHW Las Vegas for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

Octavius and Linq Projects

On April 25, 2011, the Company, together with certain indirect wholly-owned subsidiaries of CEOC (the “Borrowers”) entered into a credit agreement (the “Octavius/Linq Credit Agreement”) pursuant to which the Borrowers incurred financing to complete the Development. The Octavius/Linq Credit Agreement provides for a $450.0 million senior secured term facility (the “Term Facility”) with a six-year maturity, which is secured by all material assets of the Borrowers. The proceeds of the Term Facility were funded during the second quarter and are included as restricted cash on the Company’s balance sheet until drawn to pay for costs incurred in the Development. These funds are being used by the Borrowers to finance the Development and to pay fees and expenses incurred in connection with the Term Facility and the transactions related thereto.

As a condition to the provision of the Term Facility, the Company provided a completion guarantee (the “Completion Guaranty”) with respect to the Development, which guarantees completion of the construction of the Development, availability of contemplated working capital and receipt of material permits and licenses necessary to open and operate the Development. The maximum liability of the Company under the completion guarantee is $25.0 million in respect of Project Octavius and $75.0 million in respect of Project Linq.

In connection with the Development and the Term Facility, the Company contributed the existing Octavius Tower and related assets to one of the Borrowers, the book value of which was $312.0 million. In August 2011, the Company completed the contribution of the existing O’Shea’s casino (adjacent to the Flamingo Las Vegas) and related real property and other assets comprising the components of Project Linq to one of the Borrowers, the book value of which was $319.2 million. In connection with Project Octavius, one of the Borrowers leases the Octavius Tower to a wholly-owned subsidiary of CEOC. Upon completion of Project Linq, one of the Borrowers will lease the gaming space in Project Linq to a wholly-owned subsidiary of CEOC. The total lease payments will be $50.0 million annually once the Development is open. As described above, CEOC has guaranteed certain of the obligations of the lessees under the Project Octavius and Project Linq leases.

Pursuant to the Octavius/Linq Credit Agreement, the Company is required to make cash contributions to the Borrowers from time to time to fund a total equity commitment to the Development of $76.0 million. In addition, from time to time, the Company may be required to make additional cash contributions to the Borrowers to fund certain portions of the Development upon the occurrence of certain conditions. In addition to potential contributions pursuant to the Completion Guaranty, the Company has guaranteed all payments of interest under the Term Facility until the commencement of operations of the Octavius Tower and Project Linq and guaranteed the performance of the Borrowers of the first lien leverage ratio maintenance covenant (the “Performance Guarantee”) by agreeing, upon certain conditions, to make cash equity contributions to the Borrowers from time to time pursuant to the terms of the Term Facility. The maximum liability of the Company under the performance guarantee is $50.0 million. Except in the circumstances described above, neither the Company nor CEOC has any material obligations under the Term Facility, and the Term Facility is non-recourse to the Company or to CEOC.

The Octavius/Linq Credit Agreement requires that the Borrowers maintain certain reserve funds in respect of furniture, fixtures, and equipment, capital improvements, interest service, taxes and insurance. Amounts deposited into the specified reserve funds represent restricted cash. In addition the Octavius/Linq Credit Agreement requires up to 50.0% of excess cash flow (as defined in the agreement), depending on the Senior Secured Leverage Ratio for that period, be applied to prepay the Term Facility.

Other Financing Transactions

On October 8, 2010, Chester Downs and Marina LLC (“Chester Downs”), a majority-owned subsidiary of CEOC and owner of Harrah’s Chester, amended its existing senior secured term loan facility to obtain an additional $40.0 million term loan. The additional loan has substantially the same terms as the existing term loan with respect to interest rates, maturity, and security. On February 3, 2012, Chester Downs issued $330.0 million of notes and repaid its term loan.

Exchange Offers, Debt Repurchases and Open Market Purchases

From time to time, we may retire portions of our outstanding debt in open market purchases, privately negotiated transactions, or otherwise. These purchases will be funded through available cash from operations and from our established debt programs. Such purchases are dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors.

Issuances and Redemptions

During the second quarter of 2010, CEOC completed the offering of $750.0 million aggregate principal amount of 12.75% second-priority senior secured notes due 2018 and used the proceeds of this offering to redeem or repay the following outstanding debt:

Debt (dollars in millions)	Maturity	Interest Rate	Face Value
5.5% Senior Notes	2010	5.5%	$191.6
8.0% Senior Notes	2011	8.0%	13.2
8.125% Senior Subordinated Notes	2011	8.125%	12.0
Revolving Credit Facility	2014	3.23%-3.25%	525.0

In connection with the retirement of the outstanding senior and senior subordinated notes above, CEOC recorded a pre-tax loss of $4.7 million during the second quarter of 2010.

In June 2010, Caesars announced an agreement under which affiliates of each of Apollo, TPG, and Paulson & Co. Inc. (“Paulson”) were to exchange approximately $1,118.3 million face amount of debt for approximately 15.7% of the common equity of Caesars Entertainment, subject to regulatory approvals and certain other conditions. In connection with the transaction, Apollo, TPG, and Paulson purchased approximately $835.4 million, face amount, of CEOC notes that were held by another subsidiary of Caesars Entertainment for aggregate consideration of approximately $557.0 million, including accrued interest. The notes that were purchased, together with $282.9 million face amount of notes they had previously acquired, were exchanged for equity in the fourth quarter of 2010. The notes exchanged for equity are held by a subsidiary of Caesars Entertainment and remain outstanding for purposes of CEOC. The exchange was accounted for as an equity transaction.

In February 2012, CEOC completed a private-placement note offering and amended its Credit Facilities.

Interest and Fees

Borrowings under the Credit Facilities, other than borrowings under the Incremental Loans and the Extended Term Loans, bear interest at a rate equal to the then-current LIBOR rate, or at a rate equal to the alternate base rate, in each case plus an applicable margin. As of December 31, 2011, the Credit Facilities, other than borrowings under the Incremental Loans and the Extended Term Loans, bore interest at LIBOR plus 300 basis points for the term loans. The revolver loan bore interest at LIBOR plus 300 basis points or the alternate base rate plus 200 basis points. The swingline loan bore interest at the alternate base rate plus 150 basis points.

Borrowings under the Incremental Loans bear interest at a rate equal to either the alternate base rate or the greater of (i) the then-current LIBOR rate or (ii) 2.0%; in each case plus an applicable margin. At December 31, 2011, borrowings under the Incremental Loans bore interest at the minimum base rate of 2.0%, plus 750 basis points.

Borrowings under the Extended Term Loans bear interest at a rate equal to either the alternate base rate or the then-current LIBOR rate, plus an applicable margin. At December 31, 2011, borrowings under the Extended Term Loans bore interest at LIBOR plus 425 basis points.

In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unborrowed amounts under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of December 31, 2011, the Credit Facilities bore a commitment fee for unborrowed amounts of 50 basis points. Certain of the interest rates changed in conjunction with the amendment to the CEOC Credit Facilities, which closed March 1, 2012.

Our Senior Secured Notes, including the Second-Priority Senior Secured Notes, and our unsecured debt, which is fixed-rate debt, have semi-annual interest payments, with the majority of those payments on June 15 and December 15.

The amount outstanding under the PHW Las Vegas senior secured loan bears interest at a rate per annum equal to LIBOR plus 2.859%. A subsidiary of CEOC owns interest-only participations in a portion of the PHW Las Vegas senior secured loan that bear interest at a fixed rate equal to 1.59% per year.

The Linq/Octavius Term Facility bears interest at a rate equal to either the alternate base rate, plus an applicable margin or the greater of (i) the then-current LIBOR rate or (ii) 1.25%, in each case plus an applicable margin. At December 31, 2011, borrowings under the agreement bore interest at the minimum base rate of 1.25%, plus 800 basis points.

Collateral and Guarantors

CEOC’s Credit Facilities are guaranteed by Caesars Entertainment, and are secured by a pledge of CEOC’s capital stock, and by substantially all of the existing and future property and assets of CEOC and its material, wholly-owned domestic subsidiaries, including a pledge of the capital stock of CEOC’s material, wholly-owned domestic subsidiaries and 65.0% of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. The following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	(Hotel only)	Harrah’s Council Bluffs
Imperial Palace	Showboat Atlantic City	Harrah’s Louisiana Downs	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall & Saloon		Horseshoe Bossier City	Bluffs Run
Harrah’s Tunica
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah’s Reno
Harrah’s Metropolis	Harrah’s Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe

Additionally, certain undeveloped land in Las Vegas also is mortgaged.

In connection with PHW Las Vegas’ Amended and Restated Loan Agreement, Caesars Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of the Lender pursuant to which Caesars Entertainment guaranteed to the Lender certain recourse liabilities of PHW Las Vegas. Caesars Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million provided that such recourse liabilities of PHW Las Vegas do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by Caesars Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to the Company, to the full extent of the actual benefit received by the Company. Pursuant to the Guaranty, Caesars Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.

Restrictive Covenants and Other Matters

The Credit Facilities require compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting CEOC’s ability and the ability of its restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions; (iv) make certain investments, loans and advances; (v) consolidate, merge, sell, or otherwise dispose of all or any part of its assets or to purchase, lease, or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt.”

Caesars Entertainment is not bound by any financial or negative covenants contained in CEOC’s credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of CEOC.

All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default, the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our new senior secured credit facilities without ratably securing the retained notes.

The PHW Las Vegas senior secured loan requires that the Company maintain certain reserve funds in respect of furniture, fixtures, and equipment, capital improvements, interest service, taxes, and insurance. Certain amounts deposited into the specified reserve funds represent restricted cash.

See the “Debt Covenant Compliance” section that follows for details regarding certain covenants contained in CEOC’s credit agreement.

The indenture and other agreements governing our cash pay debt and PIK toggle debt limit CEOC’s (and most of its subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) with respect to CEOC only, engage in any business or own any material asset other than all of the equity interest of CEOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Derivative Instruments

Derivative Instruments – Interest Rate Swap Agreements

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of December 31, 2011 we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of December 31, 2011 are as follows:

Effective Date	Notional Amount (in millions)	Fixed Rate Paid	Variable Rate Received as of December 31, 2011	Next Reset Date	Maturity Date
April 25, 2011	$250.0	1.351%	0.294%	January 25, 2012	January 25, 2015
April 25, 2011	250.0	1.347%	0.294%	January 25, 2012	January 25, 2015
April 25, 2011	250.0	1.350%	0.294%	January 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.233%	0.418%	January 25, 2012	January 25, 2015
April 25, 2011	1,000.0	3.315%	0.418%	January 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.915%	0.418%	January 25, 2012	January 25, 2015
April 25, 2011	1,000.0	3.385%	0.418%	January 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.935%	0.418%	January 25, 2012	January 25, 2015

The variable rate received on our interest rate swap agreements did not materially change as a result of the January 25, 2012 reset.

During the second quarter of 2011, the Company completed transactions to amend and extend certain swap contracts. Prior to the amendment, a $1,000.0 million swap had a fixed payment rate of 4.172% and a maturity date of April 25, 2012. Two

$2,000.0 million swaps were split into four $1,000.0 million tranches. The previous terms included fixed payment rates of 4.276% and 4.263% and maturity dates of April 25, 2013. The amended payment rates and maturity dates are shown in the table above.

In December 2011, the Company amended the terms of two $1,000.0 million swap contracts with a corresponding change in the elected interest rate on $2,000.0 million of term loans. Effective January 25, 2012 through January 25, 2014, the variable rate received on the swaps changes from three-month to one-month LIBOR, and the fixed payment rate is reduced by 12 basis points. In connection with the amendment, the Company determined that it was not probable that previously forecasted transactions would occur on all interest rate swaps. Therefore, we removed the cash flow hedging designation for all of our interest rate swap agreements and were required to reclassify $183.2 million of deferred losses recorded in AOCL into interest expense. Prior to removing the cash flow hedging designation, we amortized $51.2 million of deferred losses frozen in AOCL to interest expense for the year ended December 31, 2011. Any future changes in fair value of the swap agreements will be recognized in interest expense during the period in which the changes in value occur. In January 2012, the Company amended the terms of three $1,000.0 million notional value interest rate swap contracts.

Derivative Instruments – Interest Rate Cap Agreement

On April 5, 2010, as required under the PHW Las Vegas Amended and Restated Loan Agreement, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the PHW Las Vegas senior secured loan. The interest rate cap agreement was for a notional amount of $554.3 million at a LIBOR cap rate of 5.0% and matured on December 9, 2011. To give proper consideration to the prepayment requirements of the PHW Las Vegas senior secured loan, we designated $525.0 million of the $554.3 million notional amount of the interest rate cap as a cash flow hedging instrument for accounting purposes. On May 1, 2011, we removed the cash flow hedging designation for the interest rate cap agreement. On December 9, 2011, we entered into a new interest rate cap agreement for a notional amount of $517.7 million at a LIBOR cap rate of 7.0% and matures on December 9, 2013. Any change in fair value is recognized in interest expense during the period in which the change in value occurs.

Derivative Instruments – Impact on Financial Statements

The following table represents the fair values of derivative instruments in the Consolidated Condensed Balance Sheets as of December 31, 2011 and 2010:

	Asset Derivatives				Liability Derivatives
	2011		2010		2011		2010
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest Rate Swaps		$—		$—		$—	Accrued expenses	$(21.6)
Interest Rate Swaps		—	Deferred charges and other	11.6		—	Deferred credits and other	(305.5)

Subtotal		—		11.6		—		(327.1)
Derivatives not designated as hedging instruments
Interest Rate Swaps		—		—	Deferred credits and other	(336.1)	Deferred credits and other	(32.2)
Interest Rate Cap		—		—		—		—

Total Derivatives		$—		$11.6		$(336.1)		$(359.3)

The following table represents the effect of derivative instruments in the Consolidated Condensed Statements of Operations for the years ended December 31, 2011 and 2010 for amounts transferred into or out of AOCL:

	000.000.0	000.000.0	000.000.0	000.000.0	000.000.0	000.000.0	000.000.0	000.000.0
(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	2011	2010		2011	2010		2011	2010

Interest Rate Contracts	$60.7	$58.9	Interest Expense	$238.6	$9.7	Interest Expense	$(56.7)	$(81.2)

	Location of (Gain) or Loss Recognized in Net Loss	Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments		2011	2010

Interest Rate Contracts	Interest Expense	$(15.5)	$(4.9)

In addition to the impact on interest expense from amounts reclassified from AOCL, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid quarterly. This cash settlement portion of the interest rate swap agreements increased interest expense for the years ended December 31, 2011, 2010 and 2009 by approximately $201.1 million and $265.8 million, respectively.

A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding the $5,750.0 million of variable-rate debt for which our interest rate swap agreements are designated as hedging instruments for accounting purposes, for the next 12 months, a hypothetical 1% increase in corresponding interest rates would increase interest expense for the twelve months following December 31, 2011 by approximately $21.6 million. At December 31, 2011, our weighted average USD LIBOR rate for our variable rate debt was 0.475%. A hypothetical reduction of this rate to 0% would decrease interest expense for the next 12 months by approximately $10.2 million. At December 31, 2011, our variable-rate debt, excluding the aforementioned $5,750.0 million of variable-rate debt hedged using interest rate swap agreements, represents 16% of our total debt, while our fixed-rate debt is 84% of our total debt.

GUARANTEES OF THIRD PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

The table below summarizes our contractual obligations and other commitments as of December 31, 2011, prior to consideration of the 2012 capital transactions mentioned above.

	Payments due by Period
Contractual Obligations (a)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In millions)

Debt, face value (c)	$19,074.9	$38.5	$679.9	$8,700.9	$9,655.6
Capital lease obligations	13.6	6.8	6.8	—	—

Estimated interest payments (b) (c)	8,098.4	1,561.2	3,065.2	2,223.8	1,248.2

Operating lease obligations	2,157.9	79.3	138.9	121.2	1,818.5

Purchase order obligations	37.0	37.0	—	—	—
Community reinvestment	81.4	6.4	13.0	12.8	49.2

Construction commitments	266.8	198.7	68.1	—	—

Entertainment obligations (d)	222.6	54.0	75.4	37.3	55.9
Letters of credit	113.5	113.5	—	—	—
Minimum payments to tribes (e)	86.6	13.8	26.3	24.0	22.5

Other contractual obligations	381.1	67.8	70.8	51.1	191.4

	$30,533.8	$2,177.0	$4,144.4	$11,171.1	$13,041.3

(a)

In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)

Estimated interest for variable-rate debt included in this table is based on rates at December 31, 2011. Estimated interest includes the estimated impact of our interest rate swap and interest rate cap agreements.

(c)

Debt maturities and estimated interest assumes the extension of the maturity of the PHW Las Vegas senior secured loan from 2013 to 2015, resulting in a net increase of interest of approximately $30.7 million.

(d)	Entertainment obligations represent obligations to pay performers that have contracts for future performances at one or more of our properties.
(e)

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments pursuant to the contracts for the three managed Indian-owned facilities now open is $1.2 million per month. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Certain of our borrowings have covenants and requirements that include, among other things, the maintenance of specific levels of financial ratios. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. Specifically, CEOC’s senior secured credit facilities require CEOC to maintain a senior secured leverage ratio of no more than 4.75 to 1.0, which is the ratio of senior first priority secured debt to LTM Adjusted EBITDA—Pro Forma—CEOC Restricted. This ratio excludes $2,095.0 million of first priority senior secured notes and up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned. This ratio also reduces the amount of senior first priority secured debt by the amount of unrestricted cash on hand. As of December 31, 2011, CEOC’s senior secured leverage ratio was 4.32 to 1.0.

In addition, certain covenants contained in our senior secured credit facilities and indentures covering our second priority senior secured notes and first priority senior secured notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet a fixed charge coverage ratio (LTM Adjusted EBITDA—Pro Forma—CEOC Restricted to fixed charges) of at least 2.0 to 1.0, a total first priority secured leverage ratio (first priority senior secured debt to LTM Adjusted EBITDA—Pro Forma—CEOC Restricted) of no more than 4.5 to 1.0 and/or a consolidated leverage ratio (consolidated total debt to LTM Adjusted EBITDA—Pro Forma—CEOC Restricted) of no more than 7.25 to 1.0. As of December 31, 2011, our total first priority secured leverage ratio and consolidated leverage ratio were 5.80 to 1.0 and 11.15 to 1.0, respectively. For the year ended December 31, 2011, our earnings were insufficient to cover fixed charges by $342.3 million. For purposes of calculating the fixed charge coverage ratio, fixed charges includes consolidated interest expense less interest income and any cash dividends paid on preferred stock (other than amounts eliminated in consolidation). For purposes of calculating the total first priority secured leverage ratio and the consolidated leverage ratio, the amounts of first priority senior secured debt and consolidated total debt, respectively, are reduced by the amount of unrestricted cash on hand. The covenants that provide for the fixed charge coverage ratio, total first priority secured leverage ratio and consolidated leverage ratio described in this paragraph are not maintenance covenants.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of December 31, 2011. If our LTM Adjusted EBITDA—Pro Forma—CEOC Restricted were to decline significantly from the level achieved at December 31, 2011, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by CEOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.